SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                         Duck Head Apparel Company, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   26410P 10 3
                                 (CUSIP Number)


    Minor M. Shaw, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 30, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
_________.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.     26410P 10 3                                                                 Page   2     of       6     Pages

--------- --------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


          Minor Mickel Shaw

--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) _____
          (See Instructions)                                                                                             (b) _____




--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO      See Note 1 in response to Item 5
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            _____


--------- --------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
---------------------------- ------- -----------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING                            SOLE VOTING POWER
PERSON
WITH                         7       26,223
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED VOTING POWER

                             8       125,785    See response to Item 5b(v)
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SOLE DISPOSITIVE POWER

                             9       26,223
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED DISPOSITIVE POWER

                               10    125,785 See response to Item 5b(v)
--------- --------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          152,008
--------- --------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           ______
          (See Instructions)

--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5%
--------- --------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*

14        IN
--------- --------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

         a.       Title and class of equity securities:

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:

                           Duck Head Apparel Company, Inc.
                           1020 Barrow Industrial Parkway
                           Winder, GA 30680

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         a.       Name of filing person:

                           Minor Mickel Shaw

         b.       Business Address:

                           Post Office Box 6721
                           Greenville, SC 29606

         c.       Principal occupation:

                           Private Investor

          d. During the last five years, Mrs. Shaw has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          e. During the last five years, Mrs. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     The shares of common stock of Duck Head Apparel Company, Inc. (the "Issuer") reported in this Schedule 13D were distributed on June 30, 2000 to the Reporting Person pursuant to the distribution of all shares of the Issuer's common stock (the "Shares") by Delta Woodside Industries, Inc. ("Delta Woodside") to the stockholders of Delta Woodside, including the Reporting Person. This distribution is more fully described in the Form 10/A, Amendment No. 4, filed with the Securities and Exchange Commission by the Issuer on June 8, 2000.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     At this time, Mrs. Shaw holds her Shares primarily for investment and has no plan or proposal which would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the Issuer;
     f. Any other material change in the Issuer's business or corporate structure;
     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j. Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

          a.   Aggregate   number  and   percentage   of  class  of   securities
               beneficially owned by the filing person:

                  Number of Shares                            Percentage

                        152,008                                   6.5%

          Mrs. Shaw owns 26,223 shares of Issuer common stock directly. She is also custodian for 274 shares for her children. In addition, Mrs. Shaw owns one-fourth of the outstanding shares and is an officer and director of Micco Corporation, holder of 124,063 shares of common stock. Mrs. Shaw disclaims three-fourths of the shares of common stock beneficially owned by Micco Corporation. The figure shown above also includes 1,448 shares beneficially owned by Mrs. Shaw's husband through an individual retirement account or as custodian for their children. Mrs. Shaw disclaims beneficial ownership of the shares held by her husband.

         b.       Number of Shares as to which there is:

                  (i)      Sole power to vote or to direct the vote:

                           26,223

                  (ii)     Shared power to vote or to direct the vote:

                           125,785

                  (iii)    Sole power to dispose or direct the disposition:

                           26,223

                  (iv)     Shared power to dispose or direct the disposition:

                           125,785

                  (v)      Parties with whom stock powers are shared:

               Mrs. Shaw is an officer, director and one-fourth owner of Micco Corporation, holder of 124,063 shares of Delta Apparel, Inc. Common Stock. Mrs. Shaw disclaims ownership of three-fourths of the shares owned by Micco Corporation. In addition, Mrs. Shaw may be deemed to share the power to vote and direct the disposition of 1,448 shares of common stock beneficially owned by Mrs. Shaw's husband through an individual retirement account or as custodian for their children. Information with respect to Micco Corporation and Dr. Shaw is set forth below:

                                Micco Corporation

          The power to vote and to direct the disposition of 124,063 shares of common stock is shares with the other executive officers and directors of Micco Corporation. The other executive officers and directors of Micco Corporation are as follows:

          MINOR H. MICKEL (Chairman of the Board, Treasurer, Chief Executive
                          Officer and Director)
                          Chairman of the Board, Micco Corporation (Investments) Business Address:
                          Post Office Box 6721
                          Greenville, SC 29606

          BUCK A. MICKEL (Vice President and Director)
                           Vice President, Micco Corporation (Investments) Business Address:
                           Post Office Box 6721
                           Greenville, SC 29606

          CHARLES C. MICKEL (Vice President and Director)
                           Vice President, Micco Corporation (Investments) Business Address:
                           Post Office Box 6721
                           Greenville, SC 29606

          The   following   gives  certain   information   in  regard  to  Micco
          Corporation:

                           a.  State of incorporation: South Carolina

                           b.  Principal business: Investments

                           c.  Address of principal business and office:
                                    Post Office Box 6721
                                    Greenville, SC 29606

                                            Harold Shaw

                           a.       Name: Harold Shaw

                           b.       Occupation: Ophthalmologist
                                    Business  Address:
                                    Cross Creek Medical Park
                                    20-A Medical Ridge Drive
                                    Greenville, SC 29605

          During the last five years, neither Micco Corporation nor any of the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the foregoing individuals is a United States citizen.


          c. Description of transactions in the class of securities effected during the past sixty days:

               None, other that the receipt of the shares as described in response to Item 3.

          d. Statement regarding right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

     On April 30, 1999, Micco Corporation, of which Mrs. Shaw is an officer, director and one-fourth owner, pledged 170,000 shares of common stock of Delta Woodside to First Union National Bank as security for a line of credit in the amount of $500,000. Additionally, on December 15, 1999, Micco Corporation pledged an additional 279,234 shares of common stock of Delta Woodside as security for the same line of credit. The bank has also accepted 44,923 shares of the Issuer's common stock received by Micco Corporation in the transaction described in the response to Item 3 above as collateral for this pledge. Under certain circumstances, the number of shares pledged by Micco Corporation may be changed. The consent of First Union National Bank must be obtained in order for Micco Corporation to dispose of the shares or to pledge such shares to any other entity. Pursuant to Rule 13d-3(d)(3), the bank is not to be treated as beneficially owning any of the shares of common stock beneficially owned by Micco Corporation or Mrs. Shaw.

          e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6.
-------

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

     Other than the relationships described in response to Item 5 above (which description is incorporated herein by reference) there are there are no contracts, arrangements, understandings or relationships (legal or otherwise) by any person or entity described in response to Item 2 with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.
-------

         Material to be Filed as Exhibits:


1. Security Agreement dated April 30, 1999 between Micco Corporation and First Union National Bank.


2. Letter Agreement dated November 22, 1999 between Micco Corporation, RSI Holdings, Inc. and First Union National Bank.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 10, 2000




                                            /s/ Minor Mickel Shaw
                                            ------------------------------
                                            Minor Mickel Shaw